UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010 .

Commission File Number 000-53879

COUGAR OIL AND GAS CANADA INC.
(Translation of registrant’s name into English)

833 4 th Avenue S.W., Suite 1120 Calgary, Alberta T2P 3T5 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                    .

Resignation of Director and Principal Officers.

On March 4, 2010, Mr. David Wilson resigned as Chief Financial Officer of Cougar Oil and Gas, Canada  (“Cougar”) due to health reasons.   Mr. Wilson did not resign as the result of any disagreement with Cougar on any matter relating to the Cougar’s operations, policies, or practices.  Mr. Wilson will continue to consult to the Cougar management team on a limited basis in a  Business Development role.

Election of Directors; Appointment of Certain Officers

Richard Carmichael was appointed has been Chief Financial Officer.  Richard Carmichael will also retain the role of VP Finance which he has held since January 1, 2011

Richard is a Chartered Accountant who has held senior financial positions within the oil and gas exploration and production, and oil and gas service industries over the past 20 years. He is an experienced financial manager with publicly traded companies using Canadian GAAP and U.S. GAAP and has had responsibilities covering corporate accounting and financial reporting, treasury and financial analysis, budgeting and planning, and acquisitions and corporate financing.

Most recently, Richard was the CFO of Steen River Oil & Gas Ltd. from 2007 to 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COUGAR OIL AND GAS CANADA INC.

Date:	March 4, 2011	By: /s/ William S. Tighe
Name: William S. Tighe
Title: Chairman of the Board